October 18, 2018

Amos Genish
Chief Executive Officer
TIM S.p.A.
Via Gaetano Negri 1
20123 Milan, Italy

       Re: TIM S.p.A.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 16, 2018
           File No. 001-13882

Dear Mr. Genish:

        We issued comments to you on the above captioned filing on September 27, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 1, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M.
Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications